Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Forward Looking Statements

Certain matters discussed in this “Operating and Financial Review and Prospects” are forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995, that are based on our beliefs and assumptions as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to certain risks and uncertainties. While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those described herein. Please read the risks discussed in Item 3 – “Key Information” under the caption “Risk Factors” in our annual report on Form 20-F for the year ended December 31, 2012 in order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements.

We undertake no obligation publicly to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties, and assumptions, the forward-looking events discussed herein might not occur.

Overview

We generated revenue of $82.7 million and $99.2 million for the nine months ended September 30, 2012 and 2013, respectively, and revenue of $97.7 million and $113.9 million for the years ended December 31, 2011 and 2012, respectively (in the case of 2011, on a pro forma basis, treating our acquisitions of IDIT I.D.I. Technologies Ltd. (now known as Sapiens Software Solution (IDIT) Ltd.), or IDIT, and FIS Software Ltd., or FIS, which occurred on August 21, 2011, as if they had occurred effective as of January 1, 2011). We generate our revenue from a variety of regions in varying proportions, having recorded 35%, 20%, 17%, 18% and 10% of our revenue for the nine months ended September 30, 2013 from North America, the United Kingdom, Israel, the rest of Europe and the Asia Pacific regions, respectively. We generated net income attributable to Sapiens' shareholders of $8.5 million and $8.2 million for the nine months ended September 30, 2012 and 2013, respectively, and $5.9 million and $11.8 million for the years ended December 31, 2011 and 2012, respectively.

Key Business Metrics

We use certain key metrics to evaluate and manage our business, including rolling four-quarter recurring revenue from ongoing services, maintenance and term licenses. In addition, we present selected GAAP and non-GAAP financial metrics that we use internally to manage the business and that we believe are useful for investors. These metrics include certain non-GAAP financial data and operating cash flow.

Non-GAAP Financial Data

	For the nine months ended September 30,
	2012	2013
	(unaudited)	(unaudited)
	(U.S. dollars in thousands, except per share data)
Non-GAAP Revenues	$83,058	$99,185
Non-GAAP Gross profit	38,871	40,936
Non-GAAP Operating profit	11,168	10,291
Non-GAAP Net income attributable to Sapiens' shareholders	10,978	10,259
Non-GAAP Basic earnings per share	0.28	0.26
Non-GAAP Diluted earnings per share	0.26	0.25

We believe that the non-GAAP measures of our financial results set forth above, consisting of non-GAAP revenues, non-GAAP gross profit, non-GAAP operating profit, non-GAAP net income attributable to our shareholders and non-GAAP basic and diluted earnings per share, provide useful information to our management and to investors regarding certain financial and business trends relating to our financial condition and results of operations. Our management uses these non-GAAP measures to compare our performance to that of prior periods for trend analyses, for purposes of determining executive and senior management incentive compensation and for budgeting and planning purposes. These measures are used in financial reports prepared for management and in quarterly financial reports presented to our Board of Directors. We believe that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing our financial measures with those used by other software companies, many of which present similar non-GAAP financial measures to investors.

Our management does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in our financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgment by management about which expenses and income are excluded or included in determining these non-GAAP financial measures. In order to compensate for these limitations, management presents non-GAAP financial measures in conjunction with GAAP results. We urge investors to review the reconciliation of our non-GAAP financial measures to the comparable GAAP financial measures, which is set forth below, and not to rely on any single financial measure to evaluate our business.

Reconciliation of GAAP to Non-GAAP Results

(U.S. dollars in thousands, except per share amounts)

	For the nine months ended
	September 30, 2012	September 30, 2013
	(unaudited)	(unaudited)

GAAP revenues	$82,739	$99,185
Valuation adjustment on acquired deferred revenue and long term contract	319	-
Non-GAAP revenues	83,058	99,185

GAAP gross profit	35,355	36,906
Revenues valuation adjustment (as above)	319	-
Amortization of capitalized software	2,566	3,370
Amortization of other intangible assets	631	660
Non-GAAP gross profit	38,871	40,936

GAAP operating income	8,526	8,558
Gross profit adjustment	3,516	4,030
Capitalization of software development	(2,645)	(3,936)
Amortization of other intangible assets	1,305	940
Stock-based compensation	466	699
Non-GAAP operating profit	11,168	10,291
GAAP net income attributable to Sapiens shareholders	8,464	8,183
Operating income adjustments	2,642	1,733
Other	(128)	343
Non-GAAP net income attributable to Sapiens shareholders	$10,978	$10,259
Non-GAAP basic earnings per share	$0.28	$0.26
Non-GAAP diluted earnings per share	$0.26	$0.25
Weighted average number of shares used to computation of earnings per share
Basic	39,771	39,043
Diluted	41,733	41,297

Operating Cash Flows

We monitor our cash flows from operating activities, or operating cash flows, as a key measure of our overall business performance, enabling us to analyze our financial performance without the effects of certain non-cash items such as depreciation and amortization and stock-based compensation expenses. Additionally, operating cash flows takes into account the impact of changes in deferred revenue, which reflects the receipt of cash payment for products before they are recognized as revenue. Our operating cash flows are significantly impacted by changes in deferred revenue and collections of accounts receivable. As a result, our operating cash flows may fluctuate significantly on a quarterly basis.

Our operating cash flows were $14.5 million and $8.3 million for the nine months ended September 30, 2012 and 2013, respectively. The decrease in operating cash flows during the nine months ended September 30, 2013 relative to the corresponding period of the prior year was largely due to a significant rise in the increase of our net trade receivables, from an increase of $2.5 million to an increase of $8.4 million. This increase in net trade receivables was mainly attributable to the increase in revenue and new long terms contracts, which together caused an increase in our net trade receivables. We do not believe that this increase raises any significant doubts concerning the collectability of those trade receivables. For a further discussion of our operating cash flows, see “Liquidity and Capital Resources—Cash Flows from Operating Activities.”

Results of Operations

The following tables set forth certain data from our results of operations for the nine-month periods ended September 30, 2012 and 2013, as well as such data as a percentage of our revenues for those periods. The data has been derived from the unaudited condensed consolidated financial statements appended to our report of foreign private issuer on Form 6-K furnished to the Securities and Exchange Commission, or SEC, to which this “Operating and Financial Review and Prospects” is also appended as an exhibit. In the opinion of our management, those unaudited condensed consolidated financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial position and results of operations for the interim periods presented. The operating results for any period should not be considered indicative of results for the year ending December 31, 2013 or for any other future period. This information should be read in conjunction with the audited consolidated financial statements and notes thereto included in our annual report on Form 20-F filed with the SEC on March 11, 2013.

Statement of Income Data
(U.S. dollars, in thousands, except share and per share data)

	Nine months ended September 30,
	2012	2013
Revenues	$82,739	$99,185
Cost of revenues	47,384	62,279
Gross profit	35,355	36,906
Operating expenses:
Research and development, net	7,575	9,078
Selling, marketing, general and administrative	19,254	19,270
Total operating expenses	26,829	28,348
Operating income	8,526	8,558
Financial income, net	385	308
Income before taxes on income	8,911	8,866
Taxes on income	424	654
Net income	8,487	8,212
Attributable to non-controlling interests	23	29
Net income attributable to Sapiens' shareholders	$8,464	$8,183

Statement of Income Data as a Percentage of Revenues

	Nine months ended September 30,
	2012	2013
Revenues	100%	100%
Cost of revenues	57%	63%
Gross profit	43%	37%
Operating expenses:
Research and development, net	9%	9%
Selling, marketing, general and administrative	24%	19%
Total operating expenses	33%	28%
Operating income	10%	9%
Financial income, net	1%	0%
Income before taxes on income	11%	9%
Taxes on income	1%	1%
Net income	10%	8%
Attributable to non-controlling interests	0%	0%
Net income attributable to Sapiens' shareholders	10%	8%

Comparison of the Nine Months Ended September 30, 2012 and 2013

Revenues

Please refer to Item 5. “Operating and Financial Review and Prospects—Critical Accounting Policies and Estimates” in our annual report on Form 20-F for the year ended December 31, 2012 for a description of our accounting policies related to revenue recognition.

Our revenues for the periods ended September 30, 2012 and 2013, as well as the percentage change between such periods, are provided in the below table:

($ in thousands)	Nine months ended September 30, 2012	Period-over- period change	Nine months ended September 30, 2013
Revenues	$82,739	20%	$99,185

Our revenues increased by $16.4 million, or 20%, to $99.2 million for the nine months ended September 30, 2013 from $82.7 million for the nine months ended September 30, 2012. This growth in revenue was primarily attributable to new and ongoing implementation projects, primarily in North America and Europe.

Revenues by geographical region

The dollar amount and percentage share of our revenues attributable to each of the geographical regions in which we conduct our operations for the nine months ended September 30, 2012 and 2013, respectively, as well as the percentage change between such periods, were as follows:

	Nine months ended			Nine months ended
	September 30, 2012		Period-over-	September 30, 2013
($ in thousands)	Revenues	Percentage	period change	Revenues	Percentage
Geographical region
North America	$25,330	31%	35%	$34,257	35%
Israel	17,301	21%	(4%)	16,615	17%
United Kingdom	20,948	25%	(4%)	20,006	20%
Rest of Europe	9,545	11%	90%	18,178	18%
Asia Pacific	9,615	12%	5%	10,129	10%
Total	$82,739	100%	20%	$99,185	100%

Our revenues in North America increased by $8.9 million, or 35%, to $34.3 million for the nine months ended September 30, 2013 from $25.3 million for the nine months ended September 30, 2012, primarily due to an increase in new and ongoing implementation of our products

Our revenues in Europe increased by $8.6 million, or 90%, to $18.2 million for the nine months ended September 30, 2013 from $9.6 million for the nine months ended September 30, 2012, primarily due to new and ongoing implementation of our products.

Cost of Revenues

Our cost of revenues for the nine months ended September 30, 2012 and 2013, respectively, as well as the percentage change between those periods, are provided in the below table:

($ in thousands)	Nine months ended September 30, 2012	Period-over- period change	Nine months ended September 30, 2013
Cost of revenues	$47,384	31%	$62,279

Our cost of revenues as a percentage of the revenues during the nine months ended September 30, 2012 and 2013, respectively, is provided in the below table:

	Nine months ended September 30,
	2012	2013
Cost of revenues as a percentage of revenues	57%	63%

Our cost of revenues increased by $14.9 million, or 31%, to $62.3 million for the nine months ended September 30, 2013, as compared to $47.4 million for the corresponding period of 2012. Cost of revenues also increased as a percentage of our revenues during the nine months ended September 30, 2013, to 63%, as compared to 57% during the corresponding period of 2012. This increase (both in absolute terms and as a percentage of revenues) was primarily attributable to our hiring more employees and subcontractors to support the increased implementation of new and ongoing projects in the nine months ended September 30, 2013 relative to the nine months ended September 30, 2012.

Gross profit

Our gross profit for the nine months period ended September 30, 2012 and 2013, respectively, as well as the percentage change between those periods, are provided in the below table:

($ in thousands)	Nine months ended September 30, 2012	Period-over- period change	Nine months ended September 30, 2013
Gross profit	$35,355	4%	$36,906

Our gross profit as a percentage of the revenues during the nine months ended September 30, 2012 and 2013, respectively, is provided in the below table:

	Nine months ended September 30,
	2012	2013
Gross profit as a percentage of revenues	43%	37%

Our gross profit increased by $1.6 million, or 4%, to $36.9 million for the nine months ended September 30, 2013, as compared to $35.3 million for the corresponding period of 2012. This increase was primarily attributable to the absolute increase in our revenues by $16.4 million for the nine months ended September 30, 2013 compared to the corresponding period of 2012. The decrease in gross profit as a percentage of revenues for the nine months ended September 30, 2013 was primarily due to our implementation of projects in that period that had a higher cost of revenues, and, consequently, a lower gross margin.

Notwithstanding the decrease in gross profit margin for the nine months ended September 30, 2013 relative to the corresponding period of the prior year, we expect our gross profit to continue to increase in line with the increase in our revenues, and we do not anticipate significant changes in our cost of revenues that would adversely or beneficially impact our gross margins or our gross profit.

Operating expenses

The amount of each category of operating expense for the nine months ended September 30, 2012 and 2013, respectively, as well as the percentage change in each such expense category between such periods, and the percentage of our revenues constituted by our total operating expenses in each such period, is provided in the below table::

	Nine months	Period-over-	Nine months
	ended	period	ended
($ in thousands)	September 30, 2012	change	September 30, 2013

Research and development, net	$7,575	20%	$9,078

Selling, marketing, general and administrative	19,254	-	19,270

Total operating expenses	$26,829	6%	$28,348

Percentage of total revenues	33%		28%

Research and development expenses, net increased by 20% for the nine months ended September 30, 2013 compared to the corresponding period in 2012. Such increase was primarily attributable to increased research and development aimed at expediting and deepening our product development efforts as part of our growth strategy. Our gross research and development expenses for the nine months ended September 30, 2013 totaled $13.0 million compared to $10.2 million in the same period of 2012. Such increase of 27% is in line with our efforts to support our future growth and support demand for product enhancements and future products. Capitalization of software development costs accounted for $3.9 million of our research and development expenses net for the nine months ended September 30, 2013 compared to $2.6 million in the corresponding period of 2012. As a percentage of total revenues, our research and development expenses net remain flat, constituting 9% for the nine months ended September 30, 2012 and September 30, 2013, which reflects our strategy of increasing research and development investment along with the growth of our revenues.

Selling, marketing, general and administrative, or SMG&A, expenses remained flat for the nine months ended September 30, 2013 compared to the corresponding period of 2012. As a percentage of total revenues, our SMG&A decreased from 24% in the nine months ended September 30, 2012 to 19% for the nine months ended September 30, 2013, due to our revenue growth outpacing our flat SMG&A expenses. The fact that SMG&A expenses remained flat on a period-over-period basis reflects our continuing integration activities that are aimed at optimizing our management and administration teams following our acquisitions of IDIT and FIS on August 21, 2011.

We expect to increase our selling and marketing expenses in line with our strategic goal of increasing our presence and the market awareness of our brand by intensifying our marketing efforts and adding distribution channels. While we intend to continue to invest in our selling and marketing efforts, we do not expect the rate of spending for selling and marketing to increase materially as a percentage of our revenues.

Operating income

Operating income and operating income as a percentage of total revenues for the nine months ended September 30, 2012 and 2013, respectively, as well as the percentage change in operating income between such periods, were as follows:

($ in thousands)	Nine months ended September 30, 2012	Period-over- period change	Nine months ended September 30, 2013
Operating income	$8,526	-	$8,558
Percentage of total revenues	10%		9%

Our operating income remained flat at $8.5 million for the nine months ended September 30, 2013. Operating income, as a percentage of revenues, decreased by 1% for the nine months ended September 30, 2013 compared to the corresponding period of 2012, primarily reflecting the increase in our cost of revenues and our research and development expenses for the nine months ended September 30, 2013, which more than offset the 20% increase in our revenues during that period. In particular, this reflected our implementation of certain projects with higher cost of revenues for the nine months ended September 30, 2013.

Financial income, net

The amount of our financial income, net, for the nine months ended September 30, 2012 and 2013, respectively, and the percentage of our revenues for those respective periods constituted by such amounts, as well as the percentage change in such amounts between such periods, were as follows:

($ in thousands)	Nine months ended September 30, 2012	Period-over- period change	Nine months ended September 30, 2013
Financial income, net	$385	(20%)	$308
Percentage of total revenues	1%		0%

Financial income, net, was $0.3 million for the nine months ended September 30, 2013 compared to $0.4 million in the corresponding period in 2012. This slight change was primarily due to the effects of changes in currency exchange rates.

We engage in economic hedging in order to help protect against fluctuation in foreign currency exchange rates. Instruments that we use to manage currency exchange risks may include foreign currency forward contracts. The purpose of our foreign currency hedging activities is to protect our company from the risk that the eventual dollar cash flows from our international activities will be adversely affected by changes in the exchange rates. These instruments are used selectively to manage risks, but there can be no assurance that we will be fully protected against material foreign currency fluctuations. We do not use these instruments for speculative or trading purposes.

Taxes on income

Taxes on income, both as a stand-alone number and as a percentage of income before taxes on income, for the nine months ended September 30, 2012 and 2013, respectively, as well as the percentage change in the amount of taxes on income between such periods, were as follows:

($ in thousands)	Nine months ended September 30, 2012	Period-over- period change	Nine months ended September 30, 2013
Taxes on income	$424	54%	$654
As a percentage of income before taxes on income	5%		7%

The increase in our expense from taxes on income primarily resulted from an increase in our income in the United States, United Kingdom and other jurisdictions in which we operate, as well as an increase in our deferred tax expenses associated with utilizing a portion of our net operating losses.

Our provision for taxes on income relates to operations in jurisdictions other than Curaçao. Our effective income tax rate varies from period to period as a result of the various jurisdictions in which we operate, as each jurisdiction has its own system of taxation (not only with respect to the nominal rate, but also with respect to the allowance of deductions, credits and other benefits). We record a valuation allowance if we believe that it is more likely than not that the deferred income taxes regarding the loss carry forwards and other temporary differences, on which a valuation allowance has been provided, will not be realized in the foreseeable future. We do not recognize certain of the deferred tax assets relating to the net operating losses of certain of our subsidiaries worldwide due to the uncertainty of the realization of such tax benefits in the foreseeable future.

Net income attributable to Sapiens shareholders

The amount of net income attributable to Sapiens shareholders and such amount as a percentage of revenues for the nine months ended September 30, 2012 and 2013, respectively, as well as the percentage change in net income attributable to Sapiens shareholders between such periods, were as follows:

($ in thousands)	Nine months ended September 30, 2012	period-over- period change	Nine months ended September 30, 2013
Net income attributable to Sapiens shareholders	$8,464	(3%)	$8,183
Percentage of total revenues	10%		8%

As a percentage of total revenues, our net income attributable to Sapiens shareholders decreased from 10% in the nine months ended September 30, 2012 to 8% for the nine months ended September 30, 2013, reflecting the cumulative effect of all of the above described line items from our statements of income.

Liquidity and Capital Resources

To date, we have substantially satisfied our capital and liquidity needs through cash flows from operations.

Cash flows provided by operations were $14.5 million and $8.3 million during the nine months ended September 30, 2012 and 2013, respectively. We had capital expenditures of $0.9 million and $1.5 million during the nine months ended September 30, 2012 and 2013, respectively. Our capital expenditures primarily consisted of payments for purchases of computer hardware, software and leasehold improvements. Our cash used investing activities primarily consisted of capitalized software expenditures, which increased from $2.6 million for the nine months ended September 30, 2012 to $3.9 million for the nine months ended September 30, 2013. Additionally, we used cash for payment of a dividend of $5.8 million, in the aggregate, during the nine months ended September 30, 2013. As of December 31, 2012 and September 30, 2013, we had $29.1 million and $28.1 million of cash, cash equivalents and investments, respectively, and working capital of $18.7 million and $22.1 million, respectively.

We expect that we will continue to generate positive cash flows from operations on an annual basis, although this may fluctuate significantly on a quarterly basis. As such, we believe that our existing cash and cash equivalents and sources of liquidity will be sufficient to fund our operations for at least the next 12 months. Our future capital requirements will depend on many factors, including the rate of growth of our revenues, the expansion of our sales and marketing activities and the timing and extent of our spending to support our research and development efforts and expansion into other markets. We may also seek to invest in, or acquire complementary businesses, applications or technologies. To the extent that existing cash and cash equivalents and cash from operations are insufficient to fund our future activities, we may need to raise additional funds through public or private equity or debt financing. Additional funds may not be available on terms favorable to us or at all.

Cash Flows

The following summary of cash flows for the periods indicated has been derived from our unaudited, consolidated financial statements appended to our report of foreign private issuer on Form 6-K furnished to the SEC on November 13, 2013, to which this “Operating and Financial Review and Prospects” is appended:

	Nine months ended September 30,
	2012	2013
	(in thousands)
Net cash provided by operating activities	$14,531	$8,282
Net cash used in investing activities	(3,439)	(5,171)
Net cash provided by (used in) financing activities	771	(4,228)

Cash Flows from Operating Activities

We recorded positive cash flows from operating activities of $14.5 million and $8.3 million during the nine months ended September 30, 2012 and 2013, respectively. This decrease in cash provided by operating activities for the nine months ended September 30, 2013 relative to the corresponding period of 2012 resulted primarily from the following non-cash adjustments to net income in those respective periods: a rise in the increase in net trade receivables, from an increase of $2.5 million for the nine months ended September 30, 2012 to an increase of $8.4 million for the nine months ended September 30, 2013; and a decrease in accrued severance pay, from $1.0 million for the nine months ended September 30, 2012 to $0.2 million for the nine months ended September 30, 2013. These non-cash adjustments were partially offset by increases in trade payables (from $1.2 million to $1.7 million) and deferred revenues and customer advances (from $0.7 million to $1.1 million) from the nine months ended September 30, 2012 to the nine months ended September 30, 2013.

Cash Flows from Investing Activities

Our investing activities consist primarily of capitalized software development as well as capital expenditures to purchase property and equipment, and changes in our restricted cash.

Cash used in investing activities increased to $5.2 million for the nine months ended September 30, 2013 compared to $3.4 million in the corresponding period ended September 30, 2012, primarily due to the increase in capitalized software development costs in the nine months ended September 30, 2013 to $3.9 million, compared to $2.6 million in the corresponding period of 2012, and an increase in purchase of property and equipment to $1.5 million for the nine months ended September 30, 2013 compared to $0.9 million in the corresponding period of 2012.

Cash Flows from Financing Activities

Our financing activities used $4.2 million of cash during the nine months ended September 30, 2013, as compared to having provided $0.8 million of cash in the corresponding period of 2012. Cash use in the nine months ended September 30, 2013 was primarily the result of a cash dividend in a total amount of $5.8 million that we distributed during that period of time which was partially offset by $1.6 million of cash provided by stock option exercises during that period of time. The primary component of cash provided by financing activities during the nine months ended September 30, 2012 was $0.8 million of cash provided by the exercise of stock options .

Application of Critical Accounting Policies and Estimates

Our condensed consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States of America, or U.S. GAAP. Accounting policies, methods and estimates are an integral part of the preparation of consolidated financial statements in accordance with U.S. GAAP and, in part, are based upon management’s current judgments. Those judgments are normally based on knowledge and experience with regard to past and current events and assumptions about future events. Certain accounting policies, methods and estimates are particularly sensitive because of their significance to the consolidated financial statements and because of the possibility that future events affecting them may differ markedly from management’s current judgments. While there are a number of accounting policies, methods and estimates affecting our consolidated financial statements, areas that are particularly significant include:

•	Revenue Recognition
•	Business Combination
•	Goodwill, long lived assets and other identifiable intangible assets
•	Taxes on Income

There were no significant changes in our critical accounting policies and estimates during the nine month period ended September 30, 2013. Please refer to Item 5. “Operating and Financial Review and Prospects– Critical Accounting Policies and Estimates” contained in our annual report on Form 20-F for the fiscal year ended December 31, 2012, filed with the SEC on March 11, 2013, for a more complete discussion of our critical accounting policies and estimates.

Contractual Obligations

Our primary contractual obligations are from operating leases for office space. We also have an obligation for accrued severance pay, mainly to our Israeli employees as required under Israeli labor law. We are legally required to pay severance upon certain circumstances, primarily upon termination of employment by our company, retirement or death of the respective employee. Our liability for all of our Israeli employees is fully provided for by monthly deposits with insurance policies and by an accrual.

Off-Balance Sheet Arrangements

We have not engaged in nor been a party to any off-balance sheet transactions.